

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Suren Ajjarapu
Chief Executive Officer
TRxADE HEALTH, INC
2420 Brunello Trace
Lutz, Florida 33558

> **Re: TRxADE HEALTH, INC**
> **Registration Statement on Form S-1**
> **Filed November 28, 2022**
> **File No. 333-268574**

Dear Suren Ajjarapu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Loev